

DEWMAR
INTERNATIONAL
BRAND MANAGEMENT COMPANY, INC.

...YOUR FAST TRACK
TO SUCCESS

July 24, 2012

Chief Accountant's Office
Division of Corporation Finance
Assistant Director Office No. 9

RE: **Dewmar International BMC, Inc. fka Convenientcast, Inc.**
       CIK: 0001269879
       File No. 001-32032

To Whom It May Concern;

Dewmar International BMC, Inc. hereby requests a waiver from the requirement of including the August 31, 2011 interim financial statements of DSD Network of America, Inc. and pro-forma financial information for the October 28, 2011 reverse acquisition in the Form 8-K due to the impracticality of obtaining this information and as it has been supplemented by more recent statements.

Please contact me with any questions regarding this request at (318) 791-3765.

Very truly yours,

Marco Moran as President
Marco Moran, President
Dewmar International BMC, Inc.